

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 27, 2008

Mr. Jeffrey R. Bailey
Chief Executive Officer
Tengasco, Inc.
10215 Technology Drive N.W.
Knoxville, TN 3732-3379

       Re: **Tengasco, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 30, 2007
              Form 10-Q for the Fiscal Quarter Ended September 30, 2007
              Response Letter Dated February 29, 2008
              File No. 1-15555

Dear Mr. Bailey:

       We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   We are continuing to review your response material dated February 29, 2008 and require further information. Please address the following points:

       a) Provide us with copies of all agreements with Hoactzin related to the ten-well drilling program, methane project, and conversion option dated September 17, 2007. Also, submit them as exhibits in an amendment to your Form 8-K dated September 21, 2007 to comply with Item 601(b)(10) of Regulation S-K.

      b) Tell us if you have established reserves on the properties associated with the ten-well drilling program and, if so, the date(s) on which these estimates were made, and of any subsequent revisions.

      c) If you have established estimated reserves with respect to the ten-well drilling program, tell us what percentage of your total reserves these represent, which would be sold once the contingent conversion rights expire.

2.   We note your disclosure stating that, on June 29, 2006, you exercised your option to repurchase from Hoactizin your obligation to drill the final six wells of your then 12-well Kansas drilling program for $1.393 million. Please provide us with copies of the original and buyout agreements for this drilling program, and address the following points.

      a) Tell us the accounting methodology you applied with respect to this program clarifying your treatment of initial proceeds, expenditures, and revision of terms. The extent to which your accounting entries coincided with each event, action, or other change should be clear.

      b) Contrast the terms and circumstances surrounding these earlier agreements with those of your more recent program

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

      Sincerely,

      Karl Hiller
      Branch Chief